SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ADSERO CORP.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

00737E 10 9
(CUSIP Number)

Melissa Tomkiel, c/o Pryor Cashman Sherman & Flynn, LLP, 410 Park Avenue, NY, NY 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00737 10 9

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Turbon AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO, WC(1)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 9,192,397(2)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 9,192,397(2)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,192,397(2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.41%(2)(3)
14		TYPE OF REPORTING PERSON CO

(1)	See Item 3.
(2)	Includes 2,400,000 shares of common stock of the issuer underlying 2,400,000 common stock purchase warrants exercisable through May 3, 2008.
(3)
Based on 56,033,286 shares of common stock of the issuer outstanding as of December 31, 2006 (as furnished to the reporting person by the issuer), including the 2,400,000 shares referred to in footnote (1) above.

Explanatory Note: This Schedule 13D reflects Turbon AG’s purchase on January 31, 2007 of all the securities of the issuer owned by HBT Holdings GmbH (“HBT”).

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Adsero Corp., a Delaware corporation (the “Issuer”).The principal executive offices of the Issuer are located at 2101 Nobel Street, Sainte Julie, Quebec, J3E 1Z8.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of Turbon AG (the “Reporting Person”).

Turbon AG is a German-based global imaging supply company whose stock is publicly traded on the Frankfurt Stock Exchange. Its principal business address is Ruhrdeich 10, D-45525, Hattingen, Germany.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding, nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Turbon AG purchased the shares of Common Stock (including the 2,400,000 warrants) of the Issuer referred to in Item 5 below from HBT for an aggregate purchase price of $1,800,000, consisting of $500,000 in cash from its working capital and a loan of $1,300,000 bearing interest at 5% per annum. The loan provides for monthly payments of interest beginning February 28, 2007 and is payable in full on HBT’s demand upon 30 days of prior notice.

Item 4. Purpose of Transaction.

Turbon AG acquired the shares of Common Stock of the Issuer reported in Item 5 hereof for investment purposes. Turbon AG may acquire additional shares of Common Stock from time to time, and may engage in open market transactions on the OTC Bulletin Board. The Issuer and Turbon AG previously announced their intention to combine business by way of Issuer’s acquisition of the outstanding securities of Turbon AG. The Issuer previously owned 400,000 shares of common stock of Turbon AG, which, in September 2006, it assigned back to Turbon AG in satisfaction of certain debt obligations. Such plans to combine businesses were subsequently abandoned.

Item 5. Interest in Securities of the Issuer.

(a)
As of January 31, 2007, Turbon AG beneficially owned 9,192,397 shares of the Issuer’s Common Stock, or approximately 16.41% of the shares of Common Stock outstanding (based on 56,033,286 shares of common stock of the Issuer outstanding as of December 31, 2006, as furnished to the Reporting Person by the Issuer). Included in the number of shares of Common Stock of the Issuer issued and outstanding and in the number of shares of Common Stock of the Issuer owned by Turbon AG are (i) 2,400,000 shares of Common Stock and (ii) an additional 2,400,000 shares of Common Stock underlying Common Stock purchase warrants exercisable at $1.25 per share through May 3, 2008.

(b)
Turbon AG has sole voting power with respect to, and the sole power to dispose or to direct the disposition of, the shares of the Common Stock owned by Turbon AG. Except as set forth in this Item 5(c), the Reporting Persons have not effected any transaction in the Issuer’s Common Stock during the past 60 days.

Effective January 31, 2007, Turbon AG purchased 6,792,397 shares of the Issuer’s Common Stock and 2,400,000 common stock purchase warrants of the Issuer. Each warrant is exercisable for the purchase of one additional share of Common Stock of the Issuer at a price of $1.25 per share during the period from issuance through and including May 3, 2008.

(c)	N/A.

(d)	N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships With the Issuer.

As disclosed in the Issuer’s SEC filings, Turbon AG and Turbon International, Inc., a wholly owned subsidiary of Turbon AG, are parties to various supply agreements and other transactions with the Issuer and/or its subsidiaries, none of which involve the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2007
Turbon AG

By: /s/ Al Deluca
Al Deluca, Director